

May 16, 2016

Via E-mail
Mr. Joseph A. De Perio
Chairman of the Board
Imation Corp.
1 Imation Way
Oakdale, Minnesota 55128

> **Re: Arlington Asset Investment Corp.**
> **Definitive Additional Soliciting Material on Schedule 14A**
> **Filed May 12, 2016 by Imation Corp. et al.**
> **File No. 001-34374**

Dear Mr. De Perio:

We have reviewed your filing and have the following comment.

<u>Cover page</u>

1. We note that you have revised your disclosure regarding the price at which you would make an investment in the company. You appear to be using an updated figure for tangible book value, that is, $14.45 per share as of March 31, 2016. In several places in the presentation materials, however, you disclose that purchasing shares of the company at this price would represent a 34% premium to the company's stock price "today." In calculating this premium, you appear to be using the tangible book value from the fourth quarter of 2015. Please revise these materials to specify the actual date to which you refer when making these comparisons and the actual price per share you intend to pay, or advise as to how you arrived at the 34% premium. Please also tell us how you intend to further inform security holders about this matter.

You may contact me at (202) 551-3503 if you have any questions.

Sincerely,

/s/ David L. Orlic

David L. Orlic
Special Counsel
Office of Mergers and Acquisitions

cc: <u>Via E-mail</u>
        Eleazer Klein, Esq.
        Schulte Roth & Zabel LLP